EXHIBIT 12.1

El Pollo Loco, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Fiscal Years						Three Months Ended
	1999		2000	2001	2002	2003	3/26/03	3/31/04
	(dollars in thousands)
Fixed Charges:
Interest Expense(a)	$10,961		$10,715	$9,951	$8,099	$8,100	$1,577	$3,582
Capitalized Interest	—		—	—	—	—	—	—
Interest Portion of Rent Expense	479		571	577	837	756	181	200

Total Fixed Charges	$11,440		$11,286	$10,528	$8,936	$8,856	$1,758	$3,782

Earnings:
Pretax Income	$(10,191)		$5,269	$8,825	$12,533	$12,664	1,482	2,854
Add Fixed Charges	11,440		11,286	10,528	8,936	8,856	1,758	3,782

Total Earnings	$1,249		$16,555	$19,353	$21,469	$21,520	$3,240	$6,636
Ratio of Earnings to Fixed Charges	- (b	)	1.5x	1.8x	2.4x	2.4x	1.8x	1.8x

(a)     The following table sets forth interest income for the periods indicated.

Fiscal Years					Three Months Ended
(dollars in thousands)
1999	2000	2001	2002	2003	3/26/03	3/31/04
$233	$523	$321	$58	$78	$17	$14
(b)	Earnings were insufficient to cover fixed charges by approximately $11.0 million for the 1999 Predecessor Period